Exhibit 12.1

OIL STATES INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(DOLLARS IN THOUSANDS)

	For the
	nine months
	ended	For the years ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008

Earnings
Income before income taxes	$324,524	$626,895	$455,069	$240,628	$105,709	$373,450
Income from equity investees	759	(243)	163	(239)	(1,452)	(4,035)
Income before income taxes before adjustment from equity investees	325,283	626,652	455,232	240,389	104,257	369,415

Fixed charges	67,074	77,387	66,976	20,305	18,437	26,325
Amortization of capitalized interest	548	1,021	667	132	115	110
Distributed income of equity investees	-	3	15	96	-	1,052
Capitalized interest	(759)	(3,541)	(5,348)	(171)	(51)	-
Noncontrolling interests in subs that have not incurred fixed charges	(1,086)	(1,239)	(969)	(587)	(498)	(446)

Total earnings available for fixed charges	$391,061	$700,283	$516,573	$260,164	$122,260	$396,456

Fixed charges
Interest expense	$52,414	$57,330	$43,005	$7,322	$7,464	$16,251
Capitalized interest	759	3,541	5,348	171	51	-
Amortization of debt discount	-	4,106	7,786	7,249	6,749	6,283
Amortization of debt issue costs	9,202	7,301	6,497	1,703	1,053	1,051
Interest component of rent	4,699	5,109	4,340	3,860	3,120	2,740

Total fixed charges	$67,074	$77,387	$66,976	$20,305	$18,437	$26,325

Ratio of earnings to fixed charges	5.83	9.05	7.71	12.81	6.63	15.06